Exhibit 99.3

1 November 13, 2025 Third Quarter 2025 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 32.3 % FRE Margin 3Q’25 0.15 Quarterly Dividend US$ 19 bn Capital Formation & Appreciation 3Q’25 R$ Third Quarter 2025 Highlights Vinci Compass announced the acquisition of 50.1% stake in Verde Asset Management , building the region’s leader in global and local asset allocation R$19 billion in capital subscriptions, net inflows and appreciation in the 3Q’25 , driven by Global IP&S and Credit strategies SPS IV , our first in - house Opportunistic Capital Solutions vintage, secured the strategy’s first offshore commitment and exceeded the total commitments of the prior vintage See notes and definitions at end of document 77 mm FRE 3Q’25 + 43 % YoY R$ R$ 1.22 per share¹ +20% YoY 73 mm Adj. DE 3Q’25 + 28 % YoY R$ R$ 1.16 per share² +7% YoY

4 Financial Highlights

5 ∆ YoY(%) 3Q'25 YTD 3Q'24 YTD ∆ YoY(%) 3Q'25 2Q'25 3Q'24 (R$ thousands, unless mentioned) 87% 592,637 317,339 89% 201,539 195,569 106,750 Net revenue from management fees 175% 76,457 27,806 325% 25,384 26,220 5,966 Net revenue from advisory fees N/A 33,610 – N/A 11,404 10,944 – Other revenues 104% 702,704 345,145 111% 238,327 232,733 112,716 Total Fee Related Revenues 155% (58,942) (23,132) 120% (18,135) (20,682) (8,239) Segment personnel expenses 159% (47,039) (18,140) 132% (14,185) (17,423) (6,110) Other G&A expenses 3,800% (58,268) (1,494) 3,769% (19,461) (17,792) (503) Placement Fee Amortization and Rebates 220% (229,219) (71,654) 194% (73,083) (78,484) (24,817) Corporate center expenses 65% (101,278) (61,356) 89% (36,407) (33,127) (19,228) Bonus compensation related to management and advisory 181% (494,747) (175,776) 174% (161,271) (167,509) (58,897) Total Fee Related Expenses 23% 207,957 169,369 43% 77,056 65,224 53,819 FEE RELATED EARNINGS (FRE) 29.6% 49.1% 32.3% 28.0% 47.7% FRE Margin (%) 3% 3.29 3.19 20% 1.22 1.03 1.02 FRE per share¹ (R$/share) 47% 14,405 9,776 58% 2,986 8,342 1,890 Net revenue from performance fees 43% (6,315) (4,419) 41% (1,282) (3,683) (907) Performance based compensation 51% 8,091 5,358 73% 1,704 4,660 984 PERFORMANCE RELATED EARNINGS (PRE) 56.2% 54.8% 57.1% 55.9% 52.1% PRE Margin (%) 4% 22,223 21,324 (4)% 4,362 13,576 4,539 (+) Realized GP investment income (79)% (2,105) (10,174) N/A 686 (2,512) (11,149) (+) Unrealized GP investment income 80% 20,118 11,150 N/A 5,048 11,064 (6,610) INVESTMENT RELATED EARNINGS (IRE) 150% 8,711 3,483 N/A – 8,711 – ( - ) Unrealized performance fees 150% (3,083) (1,233) N/A – (3,083) – (+) Unrealized performance compensation (79)% 2,105 10,174 N/A (686) 2,512 11,149 ( - ) Unrealized GP investment income 23% 243,899 198,301 40% 83,122 89,088 59,342 SEGMENT DISTRIBUTABLE EARNINGS 32.6% 52.2% 33.8% 33.8% 49.8% Segment DE Margin (%) 64% 9,901 6,036 66% 3,761 2,779 2,272 (+) Depreciation and amortization 31% 51,105 38,961 (2)% 14,878 21,804 15,178 (+) Realized financial income 74% (10,853) (6,223) 75% (3,373) (3,722) (1,931) ( - ) Leasing expenses 33% (44,746) (33,611) 46% (9,984) (20,758) (6,858) ( - ) Other items² (94)% (1,006) (16,735) (96)% (133) (618) (3,728) ( - ) Non - operational expenses³ (1)% (37,926) (38,258) 40% (15,312) (13,236) (10,899) ( - ) Income taxes (excluding related to unrealized fees and income) 42% 210,374 148,471 37% 72,959 75,337 53,377 DISTRIBUTABLE EARNINGS (DE) 26.3% 35.5% 28.0% 26.4% 39.7% DE Margin (%) 19% 3.32 2.80 14% 1.15 1.19 1.01 DE per share (R$/share)⁴ (95)% 783 16,639 (96)% 133 422 3,727 (+) Non - operational expenses (including Income Tax effect) 28% 211,157 165,110 28% 73,092 75,759 57,104 ADJUSTED DISTRIBUTABLE EARNINGS 5 26.4% 39.4% 28.1% 26.6% 42.5% Adjusted DE Margin (%) 7% 3.34 3.11 7% 1.16 1.20 1.08 Adjusted DE per share 6 (R$/share) See notes and definitions at end of document Third Quarter 2025 Segment Earnings

6 87% 16% 2% (1)% (5)% Capital Formation & Appreciation 3Q'25 Global IP&S Credit Real Assets Private Equity Equities 25 230 241 8 30 33 16 16 16 9 16 15 11 12 12 69 304 316 3Q'24 2Q'25 3Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AuM 3Q’25 vs 2Q’25 vs. 3Q’24 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$316.3 billion, up 349% year - over - year, mostly driven by the combination with Compass, and the acquisition of Lacan • Capital formation in the 3Q’25 totaled R$8.4 billion, driven by net inflows and capital subscriptions across Global IP&S and Credit • Portfolio appreciation of R$10.5 billion in the quarter, combined with R$8.4 billion in capital formation, was partially offset by R$6.0 billion in negative FX variation and R$0.6 billion in capital returned to investors R$18.8 billion See notes and definitions at end of document

7 Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when i s h ighly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.3 million as of the end of the third quarter of 2025 booked as unrea liz ed performance fees in the company’s balance sheet. Accrued performance fees shown for Private Equity funds of R$317.1 million, Credit funds of R$32.7 million, Real Assets funds of R$7.4 million, and Gl oba l IP&S of R$1.0 million, as of the end of the third quarter of 2025, have not been booked as unrealized performance fees in the company’s balance sheet. Additional Capital Detail 88% 9% 3% 1% • Total performance fee eligible AUM (PEAUM) of R$46.4 billion in the 3Q’25 • Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch - Up¹, Preferred Return² and Hurdle³ • Gross accrued performance fees of R$359.5 million in the 3Q’25 • The VCP strategy in Private Equity accounted for R$317.1 million in accrued performance fees, or 88% of total accrued performance fees Performance Eligible AUM R$360 mm 26% 21% 21% 18% 14% Private Equity Credit Equities Global IP&S Real Assets Gross Accrued Performance Fees R$46 bn

8 Fee Related Revenues Record fee related revenues of R$238.3 million in the quarter, up 111% year - over - year, pushed by inorganic and organic growth in management fees, advisory fees and the addition of other revenue streams Fee Related Revenues 3Q’25 vs. 3Q’24 (R$mm) Fee Related Revenues 3Q’25 YTD vs. 3Q’24 YTD (R$mm) Advisory fees of R$25.4 million in the quarter, composed of upfront fees charged for third - party distribution alternative commitments in Global IP&S segment, as well as fees from Corporate Advisory segment Other revenues totaled R$11.4 million in the 3Q’25, consisting of advisory & execution and fund services fees +111% +104% 107 202 6 25 11 113 238 3Q'24 3Q'25 Management fees Advisory fees Other revenues 317 593 28 76 34 345 703 3Q'24 YTD 3Q'25 YTD Management fees Advisory fees Other revenues

9 5 4 (11) 1 5 3Q'24 3Q'25 1 2 3Q'24 3Q'25 54 77 3Q'24 3Q'25 Financial Metrics 3Q’25 overview Fee Related Earnings (FRE) of R$77.1 million and R$1.22/share • 3Q’25 delivered record fee related revenues and the highest margin since the business combination with Compass, as efficiencies from the merger start to benefit results Performance Related Earnings (PRE) of R$1.7 million and R$0.03/share • Net performance fees recognized mainly across Equities and Credit segments Investment Related Earnings (IRE) of R$5.0 million and R$0.08/ share Fee Related Earnings (FRE) (R$mm) +43% 32% 48% 1.02 1.22 +73% Performance Related Earnings (PRE) (R$mm) 57% 52% • Quarterly dividends of listed REITs accounted for the realized portion while closed - end fund mark - ups drove the unrealized Investment Related Earnings (IRE) (R$mm) (7) Realized GP Investment Income¹ Unrealized GP Investment Income % FRE margin FRE per share PRE per share % PRE margin

10 5 8 3Q'24 YTD 3Q'25 YTD 169 208 3Q'24 YTD 3Q'25 YTD Financial Metrics 3Q’25 YTD overview Fee Related Earnings (FRE) of R$208.0 million and R$3.29/ share • Revenue growth from sustained fundraising momentum and inorganic transactions Performance Related Earnings (PRE) of R$8.1 million and R$0.13/ share • Growth driven by realized performance fees in the previous quarter , 2Q’25, across Credit, Equities , Global IP&S and Real Assets Investment Related Earnings (IRE) of R$20.1 million and R$0.32/ share • 3Q’25 YTD includes the realization of FIP Infra Transmissão during the 2Q’25 +23% % FRE margin FRE per share Fee Related Earnings (FRE) ( R$mm ) 30% 49% 3.19 3.29 Performance Related Earnings (PRE) (R$mm) 56% 5 5% +51% PRE per share % PRE margin Investment Related Earnings (IRE) (R$mm) +80% Realized GP Investment Income Unrealized GP Investment Income 21 22 (10) (2) 6 20 3Q'24 YTD 3Q'25 YTD

11 57 73 3Q'24 3Q'25 Adjusted Distributable Earnings (Adj. DE) Growth in Adj. DE both on a nominal and per share basis, driven by increases in FRE, PRE and IRE Adj. DE in the 3Q’25 YTD reflects the combined effect of inorganic growth, organic fundraising, realized performance fees and realized GP investment income within IRE See notes and definitions at end of document Adj. DE 3Q’25 vs. 3Q’24 (R$mm) 28% 43% 1.08 1.16 165 211 3Q'24 YTD 3Q'25 YTD Adj. DE 3Q’25 YTD vs. 3Q’24 YTD (R$mm) 26% 39% 3.11 3.34 +28% +28% Adj. DE per share % Adj. DE margin Adj. DE per share % Adj. DE margin

12 24% 21% 14% 14% 15% 5% 4% 3% Fair Value of Investments - IRE Commitments Balance Sheet Highlights & IRE Commitments 3Q'25 2Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 215.9 189.2 Cash and cash equivalents¹ 1,106.3 1,131.1 Net Investments 379.9 407.7 Liquid funds² 726.4 723.4 IRE Commitments³ (535.3) (558.2) Debt obligations 4 787.0 762.1 Net Cash and Investments 12.44 12.05 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$787.0 million in the 3Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 726.4 mm 26% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion

13 723.4 10.3 (1.9) (5.3) (0.1) 726.4 2Q'25 Capital Called Principal Returned Gross Capital Gain Returned Depreciation 3Q'25 See notes and definitions at end of document IRE Proprietary Fund Commitments Fair Value of Investments (R$ mm) IRE Commitments Overview Per share R$11.44 R$11.01 Total Capital Committed R$1,424.8 million Total Capital Called R$781.2 million Fair Value of Investments R$726.4 million Accum . Capital Returned R$168.3 million As of 3Q’25, Vinci Compass had R$1,424.8 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate Total capital called of R$781.2 million, representing 54.8% of the total capital committed to proprietary funds as of September 30, 2025 Fair Value of Investments account for R$726.4 million

14 Segment Highlights

15 27% 24% 20% 20% 7% 2% 24% 21% 20% 26% 7% 2% Private Equity Global IP&S Credit Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 3Q ’25 YTD by Segment Segment Distributable Earnings (DE) 3Q’25 YTD by Segment Fee Related Earnings (FRE) were R$208.0 million in the 3Q’25 YTD, with 27% of FRE coming from Private Equity, Global IP&S accounting for 24%, Real Assets with 20%, followed by Credit with 20%, Equities accounting for 7% and Corporate Advisory for 2% Segment Distributable Earnings (DE) were R$243.9 million in the 3Q’25 YTD, with 26% coming from Real Assets, followed by Private Equity with 24%, Global IP&S with 21%, Credit with 20%, Equities accounting for 7% and Corporate Advisory for 2% R$244 mm R$208 mm

16 See notes and definitions at end of document TPD Liquid 49% TPD Alternative 30% Global Solutions 8% Separate Mandate 8% Advisory & Execution 3% Commingled Fund 1% Fund Services 1% Other ³ 1% Global IP&S AuM Breakdown by Strategy Global Investment Products & Solutions (Global IP&S) R$241 bn AuM Fee Related Earnings (FRE) of R$15.6 million in the quarter, up 208% YoY, driven mostly by the growth in management fees following the combination with Compass Advisory fees of R$17.9 million in the 3Q’25 from upfront fees¹ charged in TPD² Alternative strategy Global IP&S AuM was R$241.2 billion in the 3Q’25, with R$7.6 billion in net inflows and R$8.8 billion of appreciation. The quarter was impacted by a negative R$5.3 billion FX variation on U.S. Dollar Global IP&S funds (mainly from TPD Liquid and Alternative) ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 226% 189,272 58,088 237% 63,956 59,691 18,982 Net revenue from management fees 5,383% 57,960 1,057 3,307% 17,886 17,527 525 Net revenue from advisory fees N/A 33,049 – N/A 11,216 10,748 – Other revenues 374% 280,281 59,147 377% 93,058 87,966 19,508 Total Fee Related Revenues 157% (17,404) (6,762) 121% (5,265) (5,841) (2,386) Segment personnel expenses 172% (23,185) (8,537) 156% (7,759) (8,383) (3,029) Other G&A expenses N/A (29,086) – N/A (9,964) (9,683) – Placement Fee Amortization and Rebates 804% (120,366) (13,321) 779% (38,349) (39,995) (4,363) Corporate center expenses 162% (41,118) (15,668) 246% (16,101) (11,598) (4,659) Bonus compensation related to management and advisory 422% (231,159) (44,288) 436% (77,438) (75,501) (14,437) Total Fee Related Expenses 231% 49,121 14,858 208% 15,620 12,466 5,071 FEE RELATED EARNINGS (FRE) 17.5% 25.1% 16.8% 14.2% 26.0% FRE Margin (%) 452% 2,041 370 44% 211 536 147 Net revenue from performance fees 452% 2,041 370 44% 211 536 147 Realized performance fees N/A – – N/A – – – Unrealized performance fees 305% (887) (219) (44)% (60) (265) (108) Performance based compensation 659% 1,154 152 278% 151 270 40 PERFORMANCE RELATED EARNINGS (PRE) 56.5% 41.1% 71.6% 50.5% 27.2% PRE Margin (%) 43% 692 484 (100)% – 397 257 (+) Realized GP investment income N/A (124) 3,442 (45)% 565 (123) 1,026 (+) Unrealized GP investment income (86)% 568 3,926 (56)% 565 274 1,283 INVESTMENT RELATED EARNINGS (IRE) N/A 124 (3,442) (45)% (565) 123 (1,026) ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 229% 50,968 15,495 194% 15,771 13,133 5,368 SEGMENT DISTRIBUTABLE EARNINGS 18.0% 25.8% 16.9% 14.8% 27.0% Segment DE Margin (%) 821% 228,773 24,845 898% 239,978 228,773 24,043 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.13% 0.34% 0.13% 0.13% 0.34% AVERAGE FEE RATE (%) 634% 182,317 24,845 698% 191,957 182,317 24,043 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS 4 0.16% 0.34% 0.16% 0.16% 0.34% AVERAGE FEE RATE (%) EX - UPFRONTS

17 Local Currency High Grade & High Yield 37% Hard Currency High Grade & High Yield 25% Opportunistic Capital Solutions 11% Real Estate & Infrastructure Credit 11% Structured Credit & Confirming 8% Diversified Private Credit 5% Agribusiness 3% Credit AuM Breakdown by Strategy Credit R$33 bn AuM Fee related earnings (FRE) in the 3Q’25 posted a 205% increase year - over - year, driven by higher management fees from both inorganic and organic growth. Fundraising, capital deployment and portfolio appreciation across different strategies and countries show sustained traction Our one - stop - shop credit platform is accelerating both local - to - local and cross - border, delivering R$3.1 billion in capital formation and appreciation during the 3Q’25 across private credit and liquid strategies, backed by diversified funding geographies ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 277% 167,800 44,566 258% 60,464 54,518 16,900 Net revenue from management fees (100)% – 280 N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 274% 167,800 44,845 258% 60,464 54,518 16,900 Total Fee Related Revenues 342% (19,974) (4,524) 235% (6,195) (6,928) (1,851) Segment personnel expenses 277% (8,719) (2,313) 245% (2,968) (3,191) (861) Other G&A expenses N/A (23,334) – N/A (7,744) (7,525) – Placement Fee Amortization and Rebates 397% (50,531) (10,177) 322% (16,200) (17,207) (3,840) Corporate center expenses 152% (23,011) (9,145) 89% (6,798) (8,196) (3,600) Bonus compensation related to management and advisory 380% (125,568) (26,159) 293% (39,905) (43,047) (10,152) Total Fee Related Expenses 126% 42,232 18,687 205% 20,559 11,471 6,748 FEE RELATED EARNINGS (FRE) 25.2% 41.7% 34.0% 21.0% 39.9% FRE Margin (%) 43% 4,884 3,423 3,189% 362 4,507 11 Net revenue from performance fees 43% 4,884 3,423 3,189% 362 4,507 11 Realized performance fees N/A – – N/A – – – Unrealized performance fees 39% (2,114) (1,517) 2,945% (152) (1,959) (5) Performance based compensation 45% 2,771 1,908 3,392% 210 2,548 6 PERFORMANCE RELATED EARNINGS (PRE) 56.7% 55.7% 57.9% 56.5% 54.5% PRE Margin (%) (12)% 4,940 5,629 0% 1,647 1,816 1,647 (+) Realized GP investment income 738% 9,378 1,118 N/A 642 4,703 (2,627) (+) Unrealized GP investment income 112% 14,318 6,747 N/A 2,289 6,519 (980) INVESTMENT RELATED EARNINGS (IRE) 738% (9,378) (1,118) N/A (642) (4,703) 2,627 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 90% 49,943 26,225 167% 22,416 15,835 8,402 SEGMENT DISTRIBUTABLE EARNINGS 28.1% 48.7% 35.9% 26.0% 45.3% Segment DE Margin (%) 266% 32,445 8,866 266% 32,445 29,908 8,866 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.77% 0.78% 0.80% 0.76% 0.84% AVERAGE FEE RATE (%) Total AuM of R$33 billion, up 263% year - over - year

18 VCP III 55% VCP IV 19% VCP II 16% VIR IV 6% Other 4% Private Equity AuM Breakdown by Flagship Private Equity R$16 bn AuM Total AuM of R$16 billion, down 2% year - over - year Fee Related Earnings (FRE) of R$19.0 million in the quarter, flat year - over - year. Excluding the non - recurring catch - up fees recognized in VCP IV in the 3Q’24, FRE grew 6% year - over - year VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) (8)% 93,092 100,936 (0)% 31,087 30,710 31,172 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues (8)% 93,092 100,936 (0)% 31,087 30,710 31,172 Total Fee Related Revenues 10% (3,622) (3,299) 11% (1,276) (1,178) (1,153) Segment personnel expenses 23% (2,894) (2,349) 11% (703) (1,393) (633) Other G&A expenses 19% (1,089) (918) 15% (359) (363) (311) Placement fee amortization and rebates (2)% (18,573) (18,987) (9)% (6,023) (6,518) (6,653) Corporate center expenses (2)% (10,877) (11,126) 9% (3,743) (3,636) (3,449) Bonus compensation related to management and advisory 1% (37,054) (36,680) (1)% (12,104) (13,088) (12,199) Total Fee Related Expenses (13)% 56,038 64,257 0% 18,983 17,622 18,973 FEE RELATED EARNINGS (FRE) 60.2% 63.7% 61.1% 57.4% 60.9% FRE Margin (%) N/A – – N/A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N/A – – N/A – – – Performance based compensation N/A – – N/A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) 5,554% 1,753 31 97% 61 1,692 31 (+) Realized GP investment income N/A (13,485) 7,940 512% (1,943) (5,316) (317) (+) Unrealized GP investment income N/A (11,732) 7,971 557% (1,882) (3,624) (286) INVESTMENT RELATED EARNINGS (IRE) N/A 13,485 (7,940) 512% 1,943 5,316 317 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (10)% 57,791 64,288 0% 19,044 19,314 19,004 SEGMENT DISTRIBUTABLE EARNINGS 60.9% 63.7% 61.1% 59.6% 60.9% Segment DE Margin (%) (1)% 12,607 12,690 (1)% 12,607 12,710 12,690 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.02% 1.21% 1.05% 1.01% 1.07% AVERAGE FEE RATE (%)

19 Brazil 77% Chile 18% Mexico 2% Argentina 2% LatAm 1% Equities AuM Breakdown by Strategy Equities Total AuM of R$15 billion, up 34% year - over - year R$15 bn AuM Fee Related Revenues grew 19% year - over - year, however, due to higher segment expenses following the combination with Compass, Fee Related Earnings (FRE) declined in the period FRE margin improved 7.8 p.p. on a quarter - over - quarter basis, underscoring the strong commitment to efficiency improvements ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 30% 54,578 42,118 19% 17,098 18,686 14,392 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 30% 54,578 42,118 19% 17,098 18,686 14,392 Total Fee Related Revenues 180% (6,900) (2,467) 123% (1,662) (2,969) (744) Segment personnel expenses 280% (4,968) (1,307) 177% (1,349) (1,497) (488) Other G&A expenses N/A (4,140) – N/A (1,187) (1,402) – Placement fee amortization and rebates 74% (16,622) (9,532) 51% (4,931) (5,991) (3,260) Corporate center expenses 24% (7,934) (6,393) 31% (2,771) (2,601) (2,122) Bonus compensation related to management and advisory 106% (40,564) (19,699) 80% (11,900) (14,460) (6,615) Total Fee Related Expenses (37)% 14,014 22,419 (33)% 5,197 4,226 7,777 FEE RELATED EARNINGS (FRE) 25.7% 53.2% 30.4% 22.6% 54.0% FRE Margin (%) 32% 7,478 5,666 39% 2,412 3,299 1,730 Net revenue from performance fees 32% 7,478 5,666 39% 2,412 3,299 1,730 Realized performance fees N/A – – N/A – – – Unrealized performance fees 29% (3,281) (2,544) 35% (1,069) (1,426) (794) Performance based compensation 35% 4,197 3,120 43% 1,343 1,873 936 PERFORMANCE RELATED EARNINGS (PRE) 56.1% 55.1% 55.7% 56.8% 54.1% PRE Margin (%) N/A – – N/A – – – (+) Realized GP investment income N/A 5,075 (2,759) 201% 1,285 1,997 426 (+) Unrealized GP investment income N/A 5,075 (2,759) 201% 1,285 1,997 426 INVESTMENT RELATED EARNINGS (IRE) N/A (5,075) 2,759 201% (1,285) (1,997) (426) ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (29)% 18,212 25,539 (25)% 6,540 6,099 8,713 SEGMENT DISTRIBUTABLE EARNINGS 29.3% 53.4% 33.5% 27.7% 54.0% Segment DE Margin (%) 34% 14,494 10,823 34% 14,494 15,502 10,823 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.51% 0.61% 0.48% 0.51% 0.61% AVERAGE FEE RATE (%)

20 Real Estate 53% Infrastructure 32% Forestry 14% Real Assets AuM Breakdown by Strategy Real Assets Total AuM of R$12 billion, up 17% year - over - year R$12 bn AuM Fee Related Revenues grew 21% year - over - year, driven by organic and inorganic moves. Active fundraising pipeline for Lacan IV and RE opportunistic development vehicles Non - recurring revenue items in the 2Q’25 and 3Q’25 kept the FRE margin at the same level across both quarters. In the 2Q’25, it was driven by catch - up fees from VICC’s final closing, while in the 3Q’25, it resulted from success fees in our Real Estate advisory business See notes and definitions at end of document ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 23% 87,895 71,631 14% 28,934 31,963 25,304 Net revenue from management fees 51% 4,489 2,963 340% 2,167 473 492 Net revenue from advisory fees N/A 561 – N/A 188 197 – Other revenues 25% 92,945 74,593 21% 31,288 32,633 25,795 Total Fee Related Revenues 108% (8,985) (4,317) 96% (2,944) (3,054) (1,504) Segment personnel expenses 118% (6,762) (3,104) 28% (1,312) (2,676) (1,024) Other G&A expenses 8% (620) (576) 8% (207) 1,181 (192) Placement Fee Amortization and Rebates 26% (20,160) (16,053) 19% (6,518) (7,712) (5,460) Corporate center expenses 25% (14,328) (11,472) 46% (5,415) (4,829) (3,708) Bonus compensation related to management and advisory 43% (50,854) (35,523) 38% (16,396) (17,089) (11,887) Total Fee Related Expenses 8% 42,091 39,069 7% 14,892 15,543 13,908 FEE RELATED EARNINGS (FRE) 45.3% 52.4% 47.6% 47.6% 53.9% FRE Margin (%) (99)% 2 317 (38)% 1 1 2 Net revenue from performance fees 129% 8,714 3,800 (38)% 1 8,713 2 Realized performance fees 150% (8,711) (3,483) N/A – (8,711) – Unrealized performance fees (77)% (33) (139) N/A (1) (32) – Performance based compensation N/A (30) 178 (65)% 1 (31) 2 PERFORMANCE RELATED EARNINGS (PRE) N/A 56.2% 55.8% N/A 100.0% PRE Margin (%) (2)% 14,838 15,180 2% 2,654 9,672 2,604 (+) Realized GP investment income (85)% (2,949) (19,916) N/A 137 (3,773) (9,657) (+) Unrealized GP investment income N/A 11,889 (4,736) N/A 2,791 5,899 (7,053) INVESTMENT RELATED EARNINGS (IRE) (85)% 2,949 19,916 N/A (137) 3,773 9,657 ( - ) Unrealized GP investment income 150% 8,711 3,483 N/A – 8,711 – ( - ) Unrealized performance fees 150% (3,083) (1,233) N/A – (3,083) – (+) Unrealized performance compensation 10% 62,528 56,675 6% 17,547 30,813 16,513 SEGMENT DISTRIBUTABLE EARNINGS 53.7% 60.6% 51.7% 60.4% 58.1% Segment DE Margin (%) 16% 11,976 10,294 16% 11,976 12,026 10,294 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.04% 0.94% 1.01% 1.13% 1.03% AVERAGE FEE RATE (%)

21 Corporate Advisory Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$1.8 million in the 3Q’25, representing a 34% growth year - over - year ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ THOUSANDS, UNLESS MENTIONED) N/A – – N/A – – – Net revenue from management fees (40)% 14,009 23,506 8% 5,332 8,220 4,949 Net revenue from advisory fees N/A – – N/A – – – Other revenues (40)% 14,009 23,506 8% 5,332 8,220 4,949 Total Fee Related Revenues 17% (2,057) (1,763) 32% (793) (712) (601) Segment personnel expenses (4)% (511) (530) 24% (94) (284) (75) Other G&A expenses N/A – – N/A – – – Placement Fee Amortization and Rebates (17)% (2,967) (3,583) (14)% (1,063) (1,061) (1,241) Corporate center expenses (47)% (4,012) (7,551) (7)% (1,578) (2,267) (1,690) Bonus compensation related to management and advisory (29)% (9,548) (13,427) (2)% (3,528) (4,323) (3,607) Total Fee Related Expenses (56)% 4,461 10,079 34% 1,804 3,897 1,342 FEE RELATED EARNINGS (FRE) 31.8% 42.9% 33.8% 47.4% 27.1% FRE Margin (%) (56)% 4,461 10,079 34% 1,804 3,897 1,342 SEGMENT DISTRIBUTABLE EARNINGS 31.8% 42.9% 33.8% 47.4% 27.1% Segment DE Margin (%) Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$4.5 million in the 3Q’25 YTD. Deal activity has been quieter than expected amidst the persistent high - interest rate environment

22 Supplement Details

23 See notes and definitions at end of document AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 304,057 12,123 15,552 15,769 30,459 230,155 Beginning balance (235) (399) – (27) 191 – (+/ - ) Capital Subscription / (capital return) 394 49 – 1 344 – (+) Capital Subscription (629) (447) – (29) (153) – ( - ) Capital Return – – – – – – (+) Acquisitions 7,973 (3) (1,671) – 2,087 7,560 (+/ - ) Net Inflow / Outflow (5,995) (31) (120) (55) (511) (5,278) (+/ - ) FX Variation 10,458 380 780 (139) 657 8,781 (+/ - ) Appreciation / (depreciation) 316,259 12,071 14,542 15,548 32,882 241,217 Ending balance For the Three Months Ended September 30, 2025 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 70,395 10,338 10,856 15,803 9,067 24,330 Beginning balance 1,562 (636) – 182 2,021 (6) (+/ - ) Capital Subscription / (capital return) 3,253 296 – 408 2,548 0 (+) Capital Subscription (1,690) (932) – (226) (527) (6) ( - ) Capital Return 241,147 2,006 4,355 – 18,780 216,007 (+) Acquisitions 555 (35) (2,481) – 2,547 524 (+/ - ) Net Inflow / Outflow (18,826) (38) (360) (66) (1,506) (16,855) (+/ - ) FX Variation 21,425 436 2,172 (371) 1,972 17,216 (+/ - ) Appreciation / (depreciation) 316,259 12,071 14,542 15,548 32,882 241,217 Ending balance For the Twelve Months Ended September 30, 2025

24 See notes and definitions at end of document Fee - Earning AuM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 298,920 12,026 15,502 12,710 29,908 228,773 Beginning balance (244) (399) – (27) 181 – (+/ - ) Capital Subscription / (capital return) 384 49 – – 335 – (+) Capital Subscription (628) (447) – (27) (153) – ( - ) Capital Return – – – – – – (+) Acquisitions 8,004 (3) (1,662) – 2,081 7,588 (+/ - ) Net Inflow / Outflow (5,971) (31) (119) (55) (502) (5,265) (+/ - ) FX Variation 10,790 381 773 (21) 776 8,882 (+/ - ) Appreciation / (depreciation) 311,499 11,976 14,494 12,607 32,445 239,978 Ending balance For the Three Months Ended September 30, 2025 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 66,717 10,294 10,823 12,690 8,866 24,043 Beginning balance 1,603 (606) – 201 2,014 (6) (+/ - ) Capital Subscription / (capital return) 3,241 296 – 407 2,538 – (+) Capital Subscription (1,639) (902) – (206) (525) (6) ( - ) Capital Return 240,138 2,006 4,316 – 18,340 215,477 (+) Acquisitions 651 (35) (2,443) – 2,608 521 (+/ - ) Net Inflow / Outflow (18,753) (38) (359) (66) (1,476) (16,814) (+/ - ) FX Variation 21,143 355 2,156 (218) 2,092 16,757 (+/ - ) Appreciation / (depreciation) 311,499 11,976 14,494 12,607 32,445 239,978 Ending balance For the Twelve Months Ended September 30, 2025

25 Investment records – Credit and Equities Funds Hurdle Rate Market Comparison 24 M 12 M YTD 3Q’25 NAV¹ (R$ millions) Segment Fund or Strategy IPCA + Yield IMA - B IPCA + Yield IMA - B 28.5% 16.9% 30.0% 6.1% 268.9 Equities Vinci Total Return² IBOV IBOV 22.7% 11.8% 27.4% 6.8% 906.5 Equities Mosaico Strategy³ IBOV IBOV 26.4% 12.9% 24.0% 5.6% 324.8 Equities Vinci Gas Dividendos FIA N/A S&P/BMV IPC 39.6% 27.8% 30.4% 8.9% 157.2 Equities Compass CRECE+ N/A S&P MERVAL 206.4% 5.1% (30.2)% (9.9)% 219.8 Equities Compass Crecimiento N/A N/A 60.4% 45.9% 45.0% 11.3% 1,491.2 Equities Compass Small Cap Chile IPCA + 6% IPCA 16.8% 8.2% 9.3% 0.8% 700.6 Credit Vinci Crédito Imobiliário II IPCA + 6% IPCA 18.7% 9.3% 10.6% 3.0% 519.5 Credit Vinci Energia Sustentável IPCA + 5% CDI 24.2% 10.6% 10.3% 1.8% 313.3 Credit Vinci Crédito Multiestratégia N/A CEMBI Broad Div 24.2% 7.3% 8.4% 3.3% 5,223.0 Credit Compass Latam Corporate Debt Fund N/A CEMBI Broad Div HY 24.7% 6.4% 5.6% 1.6% 1,748.2 Credit Compass Latam High Yield USD N/A PIP Cetes 28D 22.8% 9.9% 7.0% 2.1% 2,007.0 Credit Compass I+LIQG N/A CDI 28.9% 13.9% 11.4% 4.0% 1,005.3 Credit Compass Credit Selection CDI CDI 29.6% 13.2% 10.7% 3.2% 2,129.5 Credit Compass Yield 30 N/A N/A 23.6% 6.7% 6.9% 2.6% 308.5 Credit Compass Deuda Plus N/A CEMBI Broad Div 10.2% 4.9% 4.5% 1.4% 756.1 Credit Compass Renta Fija - B See notes and definitions at end of document 24 M 12 M YTD 3Q’25 Benchmark 25.1% 13.0% 9.6% 2.5% IPCA 4 + Yield IMA - B 5 25.5% 10.9% 21.6% 5.3% IBOV 6 32.7% 24.5% 30.6% 10.1% S&P/BMV IPC 7 214.3% 4.5% (30.0)% (11.1)% S&P MERVAL 8 25.8% 13.3% 10.4% 3.7% CDI 9 9.8% 5.2% 3.6% 0.6% IPCA 24.4% 6.4% 7.6% 3.1% CEMBI Broad Div 10 26.9% 6.7% 6.8% 2.7% CEMBI Broad Div HY 11 22.1% 9.3% 6.6% 1.9% PIP Cetes 28D 12

26 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document 24 M 12 M YTD 3Q’25 Benchmark 25.8% 13.3% 10.4% 3.7% CDI 2 18.4% 9.2% 8.3% 2.1% IMA - B 3 9.8% 5.2% 3.6% 0.6% IPCA 4 11.5% 8.6% 15.2% 3.0% IFIX 5 Hurdle Rate Market Comparison 24 M 12 M YTD 3Q’25 NAV¹ (R$ millions) Segment Fund or Strategy CDI CDI 21.8% 11.7% 9.1% 3.2% 73.1 Global IP&S Vinci Multiestratégia FIM CDI CDI 18.0% 12.1% 4.4% 2.7% 212.5 Global IP&S Atlas Strategy IMA - B IMA - B 19.0% 10.4% 7.8% 3.2% 763.8 Global IP&S Vinci Valorem FIM N/A IPCA 15.1% 8.2% 5.7% 2.7% 731.9 Global IP&S Equilibrio Strategy IMA - B IMA - B 15.9% 7.2% 4.8% 3.3% 86.4 Global IP&S Vinci Retorno Real FIM IPCA + 6% IFIX 13.5% 11.8% 22.4% 9.3% 3,188.7 Real Assets (listed REIT) VISC11 IPCA + 6% IFIX (1.0)% 15.7% 28.2% 6.0% 1,329.5 Real Assets (listed REIT) VILG11 IPCA + 6% IFIX (24.4)% 14.4% 13.4% 3.9% 421.6 Real Assets (listed REIT) VINO11 IPCA + 6% IFIX (9.0)% 2.4% 6.5% 2.6% 153.1 Real Assets (listed REIT) VIUR11 IPCA + X% IFIX 16.0% 3.1% 21.0% 0.7% 128.7 Real Assets (listed REIT) VCRI11 CDI + 1% IFIX 4.4% 3.8% 3.3% 1.0% 391.8 Real Assets (REIT) VICA11 IFIX IFIX - 8.9% 11.8% 2.5% 46.9 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP N/A N/A (42.0)% (32.9)% 32.5% 4.3% 324.4 Real Assets (listed REIT) VIGT11

27 See notes and definitions at end of document Investment records – Closed End funds Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Partially Realized Invested Capital Committed Capital Vintage year Segment Fund (USD) (BRL) (USD) (BRL) (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) 77.2% 71.5% 4.0x 4.3x 5,234 103 5,131 1,206 1,415 2004 Private Equity Fund 1 (3.5)% 4.8% 0.7x 1.5x 3,900 2,007 1,893 2,683 2,200 2011 Private Equity VCP II 24.0% 24.0% 2.1x 2.2x 5,549 5,249 301 2,548 4,000 2018 Private Equity VCP III NM NM 1.2x 1.2x 1,352 1,352 – 1,118 3,879 2022 Private Equity VCP IV 67.3% 61.4% 1.8x 2.1x 16,035 8,711 7,325 7,555 11,494 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 13.3% 20.3% 1.8x 2.3x 309 81 227 135 240 2017 Private Equity Nordeste III 20.3% 19.7% 1.4x 1.3x 957 787 170 735 1,000 2020 Private Equity VIR IV 26.0% 20.7% 1.5x 1.5x 1,292 869 423 882 1,276 Private Equity VIR Strategy⁴ 18.4% 24.8% 1.8x 2.3x 350 52 298 206 128 2018 Credit SPS I 22.7% 22.4% 2.2x 2.2x 1,650 555 1,095 1,062 671 2020 Credit SPS II 23.1% 24.0% 2.4x 2.3x 1,864 1,407 457 1,635 1,071 2021 Credit SPS III NM NM NM NM 86 80 6 85 1,299 2025 Credit SPS IV 22.1% 23.3% 2.3x 2.3x 3,951 2,095 1,856 2,987 3,169 Credit SPS Strategy⁵ 21.0% 18.9% 1.4x 1.5x 243 87 156 165 165 2022 Credit MAV I 14.0% 19.0% 1.3x 1.2x 246 206 40 205 205 2023 Credit MAV II NM NM NM NM 68 63 5 96 220 2025 Credit MAV III 17.1% 19.0% 1.4x 1.3x 557 356 201 467 590 Credit MAV Strategy⁶ 2.9% 11.2% 1.3x 2.3x 578 323 255 253 253 2012 Real Assets Lacan Florestal I 6.9% 12.1% 1.5x 2.0x 716 591 125 356 356 2016 Real Assets Lacan Florestal II 9.3% 11.2% 1.3x 1.4x 528 528 – 390 501 2020 Real Assets Lacan Florestal III 18.4% 14.9% 1.2x 1.2x 126 126 – 109 172 2023 Real Assets Lacan Florestal IV 5.3% 11.6% 1.4x 1.8x 1,948 1,567 380 1,108 1,282 Real Assets Lacan Strategy⁷ 40.1% 55.3% 2.6x 3.5x 367 – 367 104 211 2017 Real Assets FIP Transmissão⁸ 14.8% 17.6% 1.4x 1.5x 516 516 – 350 386 2021 Real Assets VIAS⁹ NM NM 1.0x 1.0x 155 155 – 151 1,784 2022 Real Assets VICC¹⁰ 7.5% 8.9% 1.2x 1.2x 392 376 16 334 422 2021 Real Assets VFDL¹¹ NM NM 1.2x 1.2x 1,468 1,409 59 1,256 1,848 2022 Credit Vinci Credit Infra¹²

28 See notes and definitions at end of document Shareholder Dividends & Share Summary 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 ($ in thousands) 73,092 75,760 62,306 73,946 57,104 58,401 49,605 63,641 Adjusted Distributable Earnings (R$) 13,645 13,964 11,027 12,804 9,872 10,331 9,801 12,829 Adjusted Distributable Earnings (US$)¹ 0.22 0.22 0.17 0.20 0.19 0.19 0.18 0.24 Adjusted DE per Common Share (US$)² 0.15 0.15 0.15 0.15 0.16 0.17 0.17 0.20 Actual Dividend per Common Share³ 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 VINP Shares Shares Repurchased – 173,762 683,148 607,643 374,834 220,135 533,981 93,249 # of Shares – 9.47 10.07 10.28 10.38 10.82 10.64 10.50 Average Cost (US$/share) – 1,645,210 6,879,698 6,246,577 3,890,849 2,382,251 5,681,558 979,137 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 48,778,420 48,778,420 48,896,968 49,580,116 38,404,375 38,779,209 38,778,597 39,312,578 Class A⁴ 63,244,659 63,244,659 63,363,207 64,046,355 52,870,614 53,245,448 53,244,836 53,778,817 Common Shares Vinci Compass generated R$1.16 or US$0.22 of Adjusted Distributable Earnings per common share for the 3Q’25. The company decl are d a quarterly dividend of US$0.15² per common share to record holders as of November 24, 2025; payable on December 9, 2025

29 Reconciliations and Disclosures

30 Financials - Income Statement ∆ YoY (%) 3Q'25 YTD 3Q'24 YTD ∆ YoY (%) 3Q'25 2Q'25 3Q'24 (R$ thousands, unless mentioned) REVENUES 87% 592,637 317,339 89% 201,539 195,569 106,750 Net revenue from management fees 47% 14,405 9,776 58% 2,986 8,342 1,890 Net revenue from performance fees 74% 23,117 13,259 58% 2,986 17,054 1,890 Realized performance fees 150% (8,711) (3,483) N/A – (8,711) – Unrealized performance fees 175% 76,457 27,806 325% 25,384 26,220 5,966 Net revenue from advisory N/A 33,610 – N/A 11,404 10,944 – Other revenues 102% 717,109 354,921 111% 241,313 241,075 114,606 Total net revenues from services rendered OPERATING EXPENSES 65% (101,278) (61,356) 89% (36,407) (33,127) (19,228) Bonus related to management and advisory 43% (6,315) (4,419) 41% (1,282) (3,683) (907) Performance based compensation 66% (9,398) (5,652) 41% (1,282) (6,766) (907) Realized 150% 3,083 1,233 N/A – 3,083 – Unrealized 64% (107,593) (65,775) 87% (37,689) (36,810) (20,135) Total compensation and benefits 155% (58,942) (23,131) 120% (18,135) (20,682) (8,238) Segment personnel expenses 159% (47,039) (18,140) 132% (14,185) (17,423) (6,110) Other general and administrative expenses 3,800% (58,268) (1,494) 3,769% (19,461) (17,792) (503) Placement fee amortization and rebates 220% (229,219) (71,654) 194% (73,083) (78,484) (24,817) Corporate center expenses 178% (501,061) (180,194) 172% (162,553) (171,191) (59,803) Total expenses 24% 216,048 174,727 44% 78,760 69,884 54,803 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES 80% 20,118 11,150 N/A 5,048 11,064 (6,609) Investment Related Earnings (IRE) 4% 22,223 21,324 (4)% 4,362 13,576 4,539 Realized gain from GP investment income (79)% (2,105) (10,174) N/A 686 (2,512) (11,149) Unrealized gain from GP investment income 31% 51,105 38,961 (2)% 14,878 21,804 15,178 Financial income 31% 51,105 38,961 (2)% 14,878 21,804 15,178 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 74% (10,853) (6,223) 75% (3,373) (3,722) (1,931) Leasing expenses 2% (35,462) (34,745) N/A (25,839) (5,165) 1,496 Other items¹ N/A (2,588) – N/A 3,609 (3,996) – Equity gain (loss) 26% (20,098) (15,955) 95% (8,101) (6,994) (4,147) Equity - based compensation N/A (10,033) – N/A (3,692) (3,471) – Management contract amortization² (94)% (1,006) (16,735) (96)% (133) (618) (3,728) Non - operational expenses³ (63)% (8,817) (23,547) N/A (17,603) 8,902 259 Total Other Items 37% 207,230 151,180 11% 61,157 78,785 55,062 Profit before income taxes 1% (35,970) (35,756) (8)% (12,598) (12,012) (13,693) ( - ) Income taxes⁴ 48% 171,260 115,424 17% 48,559 66,773 41,369 NET INCOME (95)% 783 16,639 (96)% 133 422 3,727 (+) Non - operational expenses (including Income Tax effect) N/A (8,239) 2,225 N/A 10,753 (10,851) (5,444) ( - ) Contingent consideration adjustment related to acquisitions⁵ 22% 163,805 134,288 50% 59,445 56,345 39,652 ADJUSTED NET INCOME See notes and definitions at end of document

31 Financials - Non - GAAP Reconciliation 3Q'25 YTD 3Q'24 YTD 3Q'25 2Q'25 3Q'24 (R$ thousands, unless mentioned) 216,048 174,727 78,760 69,884 54,803 OPERATING PROFIT (23,117) (13,259) (2,986) (17,054) (1,890) ( - ) Net revenue from realized performance fees 8,711 3,483 – 8,711 – ( - ) Net revenue from unrealized performance fees 6,315 4,419 1,282 3,683 907 (+) Compensation allocated in relation to performance fees 207,957 169,369 77,056 65,224 53,819 FEE RELATED EARNINGS (FRE) 216,048 174,727 78,760 69,884 54,803 OPERATING PROFIT (592,637) (317,339) (201,539) (195,569) (106,750) ( - ) Net revenue from management fees (76,457) (27,806) (25,384) (26,220) (5,966) ( - ) Net revenue from advisory (33,610) – (11,404) (10,944) – ( - ) Other revenues 101,278 61,356 36,407 33,127 19,228 (+) Bonus related to management and advisory 58,942 23,131 18,135 20,682 8,238 (+) Personnel expenses 47,039 18,140 14,185 17,423 6,110 (+) Other general and administrative expenses 58,268 1,494 19,461 17,792 503 (+) Placement fee amortization and rebates 229,219 71,654 73,083 78,484 24,817 (+) Corporate center expenses 8,091 5,358 1,704 4,660 984 PERFORMANCE RELATED EARNINGS (PRE) 216,048 174,727 78,760 69,884 54,803 OPERATING PROFIT 8,711 3,483 – 8,711 – ( - ) Net revenue from unrealized performance fees (3,083) (1,233) – (3,083) – (+) Compensation allocated in relation to unrealized performance fees 22,223 21,324 4,362 13,576 4,539 (+) Realized gain from GP investment income 243,899 198,301 83,122 89,088 59,342 SEGMENT DISTRIBUTABLE EARNINGS 171,260 115,424 48,559 66,773 41,369 NET INCOME 8,711 3,483 – 8,711 – ( - ) Net revenue from unrealized performance fees (1,004) (401) – (1,004) – (+) Income tax from unrealized performance fees (3,083) (1,233) – (3,083) – (+) Compensation allocated in relation to unrealized performance fees 2,105 10,174 (686) 2,512 11,149 ( - ) Unrealized gain from GP investment income (1,785) (524) 193 (2,672) 180 (+) Income tax on unrealized gain from GP investment income – 0 – – – ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income (9,080) 3,371 13,398 (12,932) (8,248) ( - ) Contingent consideration (earn - out) gain (loss)¹ 841 (1,146) (2,645) 2,081 2,804 (+) Income tax on contingent consideration 19,934 6,036 7,453 6,250 2,272 (+) Depreciation and amortization 17,437 13,718 8,101 4,333 4,041 (+) Equity - based compensation (8) (431) (262) 371 (190) ( - ) Income Taxes on Equity - based compensation 2,588 – (3,609) 3,996 – (+) Equity gain (loss) 2,457 – 2,457 – – (+) Dividends received 783 16,639 133 422 3,727 (+) Non - operational expenses including income tax related to realized expense² 211,157 165,110 73,092 75,759 57,104 ADJUSTED DISTRIBUTABLE EARNINGS 717,109 354,921 241,313 241,075 114,606 TOTAL NET REVENUE FROM SERVICES RENDERED (23,117) (13,259) (2,986) (17,054) (1,890) ( - ) Net revenue from realized performance fees 8,711 3,483 – 8,711 – ( - ) Net revenue from unrealized performance fees 702,704 345,146 238,327 232,733 112,716 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

32 Balance Sheet 9/30/2025 6/30/2025 Assets Current assets 215,934 189,190 Cash and cash equivalents 103,176 100,449 Cash and bank deposits 96,994 58,148 Financial instruments at fair value through profit or loss 15,764 30,593 Financial instruments at amortized cost 1,449,485 1,449,809 Financial instruments at fair value through profit or loss 197,409 189,754 Trade receivables - 645 Sub - leases receivable 14,062 11,614 Taxes recoverable 53,575 57,596 Other assets 1,930,465 1,898,608 Total current assets Non - current assets 134,809 135,644 Financial instruments at fair value through profit or loss 5,866 6,036 Financial instruments at amortized cost 14,923 6,024 Trade receivables 3,500 3,749 Sub - leases receivable 3,478 3,887 Taxes recoverable 33,104 29,254 Deferred taxes 44,261 39,323 Other receivables 239,941 223,917 59,636 55,455 Investments accounted for using the equity method 67,368 65,274 Property and equipment 127,911 126,571 Right of use - Leases 1,050,534 1,052,105 Intangible assets 1,545,390 1,523,322 Total non - current assets 3,475,855 3,421,930 Total Assets 9/30/2025 6/30/2025 Liabilities and equity Current liabilities 9,081 9,366 Trade payables 11,217 16,106 Financial instruments at fair value through profit or loss 15,002 – Deferred revenue 28,882 31,804 Leases 38,024 35,231 Accounts payable 128,508 100,640 Labor and social security obligations 32,384 25,786 Loans and financing 26,054 23,255 Taxes and contributions payable 289,152 242,188 Total current liabilities Non - current liabilities 114,521 110,631 Leases 6,693 6,319 Labor and social security obligations 705,900 722,617 Loans and financing 3,300 2,839 Deferred taxes 478,007 454,387 Retirement plans liabilities 1,308,421 1,296,793 1,597,573 1,538,981 Total liabilities Equity 18 18 Share capital 2,094,601 2,094,601 Additional paid - in capital (306,608) (306,608) Treasury shares 98,952 101,177 Retained earnings (6,198) (4,443) Other reserves 1,880,765 1,884,745 (2,483) (1,796) Non - controlling interests in the equity of subsidiaries 1,878,282 1,882,949 Total equity 3,475,855 3,421,930 Total liabilities and equity

33 Notes to page 3 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. 2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Notes to page 5 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . Notes to page 6 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 7 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 9 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes to page 12 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

34 Notes to page 12 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of November 13 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 3 Q’ 25 Financial Statements filed within the SEC on November 13 , 2025 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of September 30 , 2025 . For more detail, please see the Financial Statements filed within the SEC on November 13 , 2025 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 3 Q’ 25 Financial Statements filed within the SEC on November 13 , 2025 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 1) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 20 1) Placement Fees Amortization and Rebates in the 2 Q ’ 25 was positive following a reversion in the accounting methodology for one of our business units Notes to page 23 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 24 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 25 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

35 Notes to page 25 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 27 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . 2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 2 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 2 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 3 Q’ 25 . 6) Track record for MAV strategy is presented as of 3 Q’ 25 . 7) Track record for Lacan strategy is presented as of 3 Q’ 25 . 8) Track record for FIP Infra is presented as of 2 Q’ 25 . 9) Track record for VIAS is presented as of 2 Q’ 25 . 10) Total commitments for VICC are presented as of 2 Q’ 25 . 11) Track record for VFDL is presented as of 3 Q’ 25 . 12) Track record for Vinci Credit Infra is presented as of 3 Q’ 25 . 13) Committed capital for VCP III and VCP IV also consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Notes and Definitions (cont’d)

36 Notes to page 28 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 3567 , as of November 07 , 2025 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of September 30 , 2025 , Public Float was comprised of 13 , 767 , 359 Class A common shares . Notes to page 30 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On September 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value . The variation was recognized as a gain in the financial result . Notes to page 31 1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On September 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value . The variation was recognized as a gain in the financial result . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes and Definitions (cont’d)

37 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

38 • “ AuM ” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

39 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

40 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL